SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 19 May 2011
Commission file number: 001-14958
NATIONAL GRID plc

(Registrant’s Name)
1-3 Strand
London
WC2N 5EH

(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934. Yes  ☐                No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NO. 333-160013) AND ON FORM S-8 (FILE NO.S 333-170716, 333-155527, 333-149828, 333-107727, 333-103768, 333-97249, 333-65968, AND 333-33094) OF NATIONAL GRID PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward
Assistant Secretary

Date: 19 May 2011

ANNEX 1 - SUMMARY
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934
Announcement sent to the London Stock Exchange on 19 May 2011:-
National Grid plc
1-3 Strand, London, WC2N 5EH,
United Kingdom

Announcement:
‘National Grid plc – Results for the year ended 31 March 2011’

19 May 2011
National Grid plc
Results for the year ended 31 March 2011
HIGHLIGHTS
Solid performance in 2010/11
•	Pre-tax profit[1] up 25% and earnings per share[1] up 4%[2]
•	Good financial and operating performance
•	continued strong UK returns

•	US return up 130bps to 8.2% with actions underway for further improvement
•	Benefits from timing in year contributed approximately 5p/share
•	Operating cash flow[3] up 12% at £4.7bn
Investing in growth and improving long-term returns
•	Strong balance sheet capacity for planned investment
•	Net debt of £18.7bn after £3.2bn rights issue in June 2010

•	Record capital investment[4] in 2010/11 of £3.6bn, up £265m

•	Expected investment of around £19bn in four years to end March 2015
•	Progress with US business improvement
•	Revenue decoupling and cost trackers implemented in the majority of businesses, though a disappointing revenue outcome from the Niagara Mohawk electric rate case

•	US restructuring and cost reduction programme progressing well
•	Divestment of New Hampshire businesses on track for completion in second half of 2011/12
Positive outlook for 2011/12 – focus on improving returns and efficiency
•	Benefits from US restructuring, rate case reviews and investment

•	Delivering value from increased investment in UK regulated assets
Steve Holliday, Chief Executive, said:
“We have made good progress this year against our priorities and delivered good financial performance despite some challenging headwinds. Continued investment in our key regulated markets and sustained focus on improving returns have delivered benefits. During the year we invested a record £3.6bn of new capital and at the same time maintained tight management of controllable operating costs.
Throughout 2010/11 we focused on a number of important regulatory reviews. The UK RIIO regulatory regime, with its emphasis on investment and innovation, should provide significant opportunities for growth and we remain committed to working with Ofgem and other stakeholders to secure an attractive investment framework from 2013 onwards. In the US, we completed the rate case filings in our plan. While we are disappointed with the revenue outcome for Niagara Mohawk electric, the filings have delivered major improvements including revenue decoupling and cost tracking measures. The restructuring of our US businesses will underpin our progress and we are already seeing operational benefits from these changes. While several rate cases will need further review, we are now positioned in the US to drive further improvements to our overall returns.
As a result, we have a positive outlook for 2011/12 and expect to deliver another year of good operating performance, although comparative performance will be impacted by the timing differences that benefited 2010/11.”

[1]	For definition of business performance results see footnote 9.
[2]	Prior year EPS adjusted to reflect scrip dividends and rights issue bonus element, refer to note 7 on page 39.
[3]	Operating cash flows from continuing operations before exceptional items, remeasurements, stranded cost recoveries and taxation
[4]	Capital investment including investment in joint ventures.

National Grid
2010/11 Full Year Results

FINANCIAL RESULTS FOR CONTINUING OPERATIONS

	Year ended 31 March
(£m, at actual exchange rate)	2011	2010	% change

Business performance[1]
Operating profit	3,600	3,121	15
Pre-tax profit	2,473	1,974	25
Earnings	1,747	1,418	23
Earnings per share	51.7p	49.5p2	4

Statutory results
Operating profit	3,745	3,293	14
Pre-tax profit	2,624	2,193	20
Earnings	2,159	1,386	56
Earnings per share	63.9p	48.4p2	32

Dividend per share	36.37p	33.68p5	8

CONTACTS AND CONFERENCE CALL DETAILS

Investors
John Dawson	+44 (0)20 7004 3170	+44 (0) 7810 831944 (m)
George Laskaris	+1 718 403 2526	+1 917 375 0989 (m)
Andy Mead	+44 (0)20 7004 3166	+44 (0) 7752 890787 (m)
Michael Smart	+44 (0)20 7004 3214	+44 (0) 7767 298988 (m)
Iwan Hughes	+44 (0)20 7004 3169	+44 (0) 7900 405898 (m)
Tom Hull	+44 (0)20 7004 3172	+44 (0) 7890 534833 (m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0) 7836 357173 (m)
Chris Mostyn	+44 (0)20 7004 3149	+44 (0) 7774 827710 (m)
Brunswick
Tom Burns	+44 (0)207 404 5959
Tom Batchelar	+44 (0)207 404 5959
An analyst presentation will be held at the London Stock Exchange, 10 Paternoster Square, London EC4M 7LS at 9:15am (BST) today.
There will be a live webcast of the results presentation and a short video of Steve Holliday and Andrew Bonfield discussing these results available to view at www.nationalgrid.com/investors.
Live telephone coverage of the analyst presentation

UK dial in number	+44 (0)20 7138 0845	US dial in number	+1 212 444 0895
Confirmation Code	7024856#
Telephone replay of the analyst presentation (available until 18 June 2011)

UK dial in number	+44 (0)20 7111 1244	US dial in number	+1 347 366 9565
Confirmation Code	7024856#
National Grid images can be found via the following link www.flickr.com/photos/national_grid/sets.
You can view or download copies of our latest Annual Report or the Performance Summary from our website at www.nationalgrid.com/corporate/Investor+Relations/ or request a free printed copy by contacting investor.relations@ngrid.com.

[5]	Prior year dividend of 38.49p rebased to reflect rights issue bonus element, refer to note 8 on page 40.

National Grid
2010/11 Full Year Results

BUSINESS REVIEW
National Grid has delivered another year of solid operational and financial performance. Our priorities for 2010/11 were delivering our investment programme in a disciplined manner, making further progress with our US regulatory filings, contributing to the development of the UK regulatory framework and continuing to drive efficiency across the business.
In delivering these priorities, we continued to place safety at the forefront of all our considerations. We are reporting broadly sustained standards of safety across all our businesses this year, retaining most of the significant improvement made in 2009/10. We have reduced our lost time injury frequency rate by 36% over the last five years and benefited from a marked improvement in our contractor partners’ lost time injuries in 2010/11. We also maintained our focus on the customer and we have exceeded all our US regulatory customer satisfaction targets and customer service levels in 2010. We are also driving improvements in the UK.
Growth and Investment
As part of our long-term ambition to create value through growth in our asset base, we delivered a record level of capital investment in 2010/11 of £3.6bn, with significant projects across our businesses, but particularly in the UK where investment is focused on structural changes to the sources of gas and electricity supply. Ageing facilities and carbon reduction targets are leading to the retirement of existing generating capacity and further demands to connect low carbon and renewable generation. National Grid’s role is to ensure that these new sources of energy can be delivered to areas of demand, a critical role in meeting the UK government’s climate change agenda and achieving the associated CO2 reduction targets by 2020. We continue to expect this to drive further growth in capital investment in coming years.
Our £3.2bn rights issue, completed in June, has provided balance sheet capacity for the projected increase in investment in our UK Transmission business. This increased investment will drive significant growth in the regulated value of our UK Transmission business, which in turn will drive an increase in our revenues. Capital investment of £2.1bn in our UK regulated businesses over the past 12 months has contributed to an increase in our estimate of their regulated asset value from £19.0bn to £20.8bn.
We continue to invest at a steady level in our US regulated businesses (£1.1bn in 2010/11) and we are also making targeted investments, principally in the UK, in non-regulated activities and joint ventures (£0.4bn in 2010/11). We completed our Grain LNG phase III investment and the BritNed electricity interconnector in the 2010/11 financial year and both are now operational. We have now invested around £1.2bn in these businesses.
We ensure, before any investment is undertaken, that we are clear how and when it will be remunerated and we only look to invest capital where we expect to be able to earn an acceptable return. This has led us to delay a decision on the building of Grain LNG phase IV until demand is clearer, and to withdraw from the bidding process for the remaining first round of offshore wind connections. Combined with procurement efficiencies this disciplined approach to capital investment has restricted the level of increase in capital expenditure to £265m compared to last year.
Regulatory developments in the UK
During the year, Ofgem, the UK industry regulator, introduced “RIIO” a new approach to price controls. Under this approach network Revenues are set in advance to meet an agreed set of Outputs and networks are able to improve returns by Innovating and by responding to Incentives.
This new framework will apply to our UK regulated businesses (representing around 58% of group operating profit1) from April 2013, with the first price control under RIIO lasting for eight years until 2021. The proposed changes are designed to incentivise network companies to operate and manage

National Grid
2010/11 Full Year Results

their systems in an efficient and innovative manner whilst providing a framework to support the investment needed to facilitate the decarbonisation of our energy mix. This development of the regulatory framework has been triggered by significant changes to the UK energy supply, generation and demand landscape, partly driven by Government energy policy.
Following the launch in July 2010, Ofgem began consultation on the application of the RIIO framework to the upcoming transmission and gas distribution price controls (RIIO-T1 and RIIO-GD1) and published a document, based on this consultation, in March 2011.
Many of the views expressed by the industry and investors were reflected in the March document which included a narrower range for the cost of equity focused at the top end of the original range, clarity on proposed changes to asset lives and depreciation profiles and more detail on proposals around cost of debt indexation, including a revised benchmark index. Consultations will continue during 2011 and 2012 and investors as well as companies will have further opportunities to respond to these.
As the next step in the process, we will submit our business plans for the period to 2021 in July 2011. These plans will incorporate feedback we have received from our extensive programme of stakeholder engagement. Our business plans will include our proposals for incentive schemes, other revenue adjustment mechanisms and our view of the financing requirement for the plans. The plans will also include our proposals, where appropriate, for transitional arrangements around changes to asset depreciation and any other area where particular features of our business require non-standard treatment.
We continue to believe that the RIIO framework can offer the opportunity for us to earn the necessary returns on our investments by delivering the outputs that customers want in an innovative and efficient manner. The framework will have to meet the needs of investors in order to attract funding for the increased investment programme that is so critical to the UK’s security of supply and carbon reduction targets.
The process for the one year ‘rollover’ of the current transmission price controls (TPCR4) has begun. In April 2011, Ofgem published its initial thoughts around financial returns and cost allowances for the roll over year which bridges the end of the existing price control in March 2012 with the start of the RIIO price control regime in April 2013. Further consultation will occur over the next seven months and we expect to see initial proposals in early August with final proposals due to be published in November 2011.
Regulatory developments in the US
We are committed to achieving higher returns from our US businesses (today representing around 38% of group operating profit1). We expect this to be driven by delivering both operational excellence, through more efficient operating processes and cost structures, and an improved customer experience, while ensuring effective management of capital investment. At the same time, we will work to conclude pending regulatory filings and submit new filings as required. Since the end of 2007, we have completed seven6 full rate case filings, representing 63%7 of our US activities, with many of them delivering meaningful improvements that will support customer service, investment and returns.
These rate filings are together delivering significant additional income as well as including specific new features that we have sought, such as the decoupling of revenues from volumes, true ups for pensions and bad debt commodity and capital trackers.
We filed our decoupling plans, consistent with enacted legislation, for our Rhode Island businesses (approx. 8%7 of our US activities) in October 2010. Once approved, all of our continuing US Distribution businesses will feature decoupling as part of their rate plans. In November 2010 we received a

[6]	Excluding rate filings in our New Hampshire businesses
[7]	Percentage of reported rate base as at 31 Dec 2010 excluding New Hampshire businesses.

National Grid
2010/11 Full Year Results

satisfactory decision from the Massachusetts Department of Public Utilities (MADPU) in relation to our filings for new rates in our Massachusetts Gas businesses (approx. 11%7 of our US activities). In January 2011 we received the decision from the New York Public Service Commission (NYPSC) in relation to our filing for new rates in our Niagara Mohawk electric business (approx. 25%7 of our US activities). We were disappointed with the outcome of the NYPSC’s decision as it does not allow us sufficient revenue to operate the business to the standards we view as appropriate, nor allow us to earn the allowed rate of return. As a result, we expect to file again for new rates in our Niagara Mohawk electric business as soon as practicable in 2012.
During this year’s rate filings, questions arose over our cost allocation processes. As a result, we commissioned Liberty Consulting Group (Liberty) – a nationally recognised leader in providing independent audits of regulated businesses – to conduct a comprehensive and independent review of our cost allocation processes. The review found no evidence of deliberate misallocations of expenses but did highlight a number of issues in our processes and systems. Steps are already being taken to address the issues raised. Three of the four state commissions - the Rhode Island Public Utilities Commission, the NYPSC and the MADPU - have announced that they will also undertake their own reviews of service company costs. Included in the $119m granted in the Niagara Mohawk rate case was $50m of temporary rate increases which are dependent upon the outcome of the NYPSC review.
In the US we evolved our structure to strengthen the local regional focus with the appointment of jurisdictional presidents in New York, Massachusetts, New Hampshire and Rhode Island alongside presidents responsible for our electric delivery business on Long Island and the federally regulated businesses. Each president is accountable for delivering safe, efficient, reliable and cost effective services for customers and regulators in their jurisdictions.
Efficiency Programmes
On 31 January 2011 we announced a Group wide management restructuring, with a particular focus on our US business. We announced a targeted reduction in US operating costs, led by reductions in management and administrative positions with a savings run rate of $200m (approximately £125m) per annum targeted by the end of the 2011/12 financial year. This change realigns how we run the US business around key stakeholders and increases our focus on customer service. The evolution of the US structure is well underway.
We achieved the planned $200m of efficiency savings from our KeySpan merger synergies ahead of the August 2011 target date.
We continue to drive operating efficiencies and reduce procurement costs through a combination of leveraging National Grid’s scale, unit price reductions and decreasing the number of suppliers. Our global procurement initiative delivered over £126m of savings, mainly capital, in the year.
Our information systems (IS) transformation programme is an initiative within our global IS function delivering services and new solutions to all parts of the Company. Following a major restructuring to integrate our IS operations, we have established a number of new outsourced contracts which are expected to deliver improvements in capability and significant cost reductions compared to our previous operations.
Compared to the same period last year, our regulated controllable operating costs8 reduced by £39m, a reduction of 5% in real terms. Together with the growth in our asset base, this resulted in our efficiency metric improving to 7.3% from 7.5% last year.

[8]	Regulated controllable operating costs exclude bad debts, pension and other post employment benefit costs and are presented on a constant currency basis.

National Grid
2010/11 Full Year Results

Strategy update
National Grid is a portfolio of distinct regulated businesses in the UK and the US and some unregulated businesses, primarily in the UK. This includes a mixture of cash generative developed assets with minimal investment requirements (such as our existing interconnectors and National Grid Metering business), businesses with low to medium levels of growth and positive cash generation (such as our US and UK distribution businesses) and businesses with high levels of investment and growth (such as our UK electricity transmission business and potential new unregulated investments).
On an ongoing basis we review the portfolio, considering our strategic objectives and long-term growth opportunities as well as each business’ contribution to the Group. This includes its contribution to cash flows and earnings, its asset base growth and funding requirements and the regulatory or commercial framework applying to that business.
Where a business is not expected to exhibit the range of characteristics we are looking for within a reasonable timeframe, or where we are offered a higher value for the business than we might place on it, we will consider selling that business. In December 2010, we signed an agreement with a subsidiary of Algonquin Power & Utilities Corp for the sale of our Granite State Electric and EnergyNorth businesses in New Hampshire. Together, these businesses represent less than 2% of our US rate base. The consideration agreed is $285m plus an amount relating to working capital. The sale is expected to close in the second half of the financial year, subject to regulatory approvals.
We will continue to develop our portfolio of businesses through cycles of investment and cash generation with the aim of maximising shareholder value. The rights issue in 2010 provided headroom for us to capitalise on the step up in UK investment we identified last year. At the same time, we expect our US businesses to improve returns and cash generation. The emerging regulatory framework and future investment plans will present National Grid with significant opportunities to invest for long-term profitable growth, and we will manage the peaks and troughs of the investment cycle for the benefit of all shareholders.
Board changes
In December 2010, Steve Lucas retired after 10 years as Finance Director of National Grid and formerly Lattice Group plc. Andrew Bonfield joined the Board as Finance Director in November 2010. As part of our restructuring programme announced on 31 January 2011 Nick Winser has assumed the position of Executive Director, UK, responsible for all UK businesses. Tom King assumed the position of Executive Director and President, US, responsible for all US businesses, with effect from the beginning of April 2011. Mark Fairbairn, formerly Executive Director, Gas Distribution handed over responsibility for the UK Gas Distribution business to Nick Winser on 1 March 2011 and subsequently stepped down from the Board and left National Grid at the end of that month. John Allan will step down from the Board at this year’s AGM due to his increasing commitments externally, especially since he became Chairman of WorldPay in April. The process of finding a successor to our Chairman is well underway. A further announcement will be made when we are in a position to do so.
DIVIDEND
The Board has recommended an increase in the final dividend to 23.47p per ordinary share ($1.9005 per American Depositary Share) in line with our policy of targeting 8% growth until March 2012, bringing the full year dividend to 36.37p per ordinary share. This 8% increase has been calculated using a rebased figure for the 2009/10 full year dividend of 33.68p (actual 38.49p). This is derived by applying a ratio of 1.1427 to the dividend for 2009/10 reflecting the bonus element of the rights issue. If approved, the final dividend will be paid on 17 August 2011 to shareholders on the register as at 3 June 2011. A scrip dividend alternative will again be offered.

National Grid
2010/11 Full Year Results

OUTLOOK
For the 2011/12 financial year our priorities are broadly unchanged: developing our portfolio of assets to maximise value for shareholders, delivering our investment programme in a disciplined manner, improving returns in our US business, inputting to the development of the UK regulatory framework and continuing to drive efficiency across the business.
Our business is well positioned to capitalise on a number of important regulatory reviews. The UK RIIO regulatory regime, with its emphasis on investment and innovation, should provide significant opportunities for growth and we remain committed to working with Ofgem and other stakeholders to secure an attractive investment framework from 2013 onwards. In the US, we completed the rate case filings in our plan. While we are disappointed with the revenue outcome for Niagara Mohawk electric, the filings have delivered major improvements including revenue decoupling and cost tracking measures. The restructuring of our US business, announced in January, will underpin our progress and we are already seeing operational benefits from these changes. While several rate cases will need further review, we are now positioned in the US to make further improvements to our overall returns.
As a result, we have a positive outlook for 2011/12 and expect to deliver another year of good operating performance, although comparative performance will be impacted by the timing differences that benefited 2010/11.

National Grid
2010/11 Full Year Results

BASIS OF PRESENTATION
Unless otherwise stated, all financial commentaries are given on a business performance basis9 at actual exchange rates. The results for the current year are presented according to the reporting structure for the year. From April 2011 the reporting structure of the Group has changed with our UK and US businesses reporting along separate lines compared to the line of business reporting for 2010/11. For the year ended 31 March 2012, our results will be presented in line with the new reporting structure, with reporting expected to be separated into segments for UK Transmission, UK Gas Distribution and US.
REVIEW OF RESULTS AND FINANCIAL POSITION

Operating profit	Year ended 31 March
(£m)	2011	2010	% change

Revenue excluding stranded cost recoveries	13,988	13,631	3
Operating costs	(9,143)	(9,322)	2
Depreciation and amortisation	(1,245)	(1,188)	(5)
Operating profit – actual exchange rate	3,600	3,121	15
Operating profit – constant currency	3,600	3,124	15

Operating profit was £3,600m, up £476m (15%) on the prior period on a constant currency basis10. This was primarily driven by timing related items across all of our businesses. The impact of timing items on the movement in operating profit from 2009/10 to 2010/11 is shown in the table below:

Over/(under)- recovery, £m	2010/11	2009/10	Year-on-year change

Balance at start of year	(204)	(14)
In-year over/(under)-recovery	270	(163)	433
New licence allowances	-	(27)

Balance at end of year	66	(204)

Operating profit at constant currency	3,600	3,124	476
Adjust for timing differences	(270)	163	(433)

Operating profit excluding timing	3,330	3,287	43

Operating profit excluding timing increased by £43m despite the impact of negative inflation in 2009 on the revenues in our regulated UK businesses. The impact of RPI+X indexation added only £7m to our UK revenues in 2010/11, compared to a £150m increase in the previous year. Regulated controllable operating costs reduced by £39m (a 5% reduction in real terms) and US bad debt expense reduced by £35m. Overall, including the unusually low level of RPI+X indexation and the favourable impact of higher volumes, incremental benefits from rate case filings and new customer additions in the US, total net revenues across our regulated businesses11 increased by £203m. This was more than offset by increased costs in those businesses, including an £89m increase in post-retirement costs12, £41m higher depreciation and £77m increase in other costs, principally capital expenditure related operating

9 Business performance results are the primary financial performance measure used by National Grid, being the results for continuing operations before exceptional items, remeasurements and stranded cost recoveries. Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not fully effective. Stranded cost recoveries are costs associated with historical generation investment and related contractual commitments that were not recovered through the sale of those investments. Commentary provided in respect of results after exceptional items, mark-to-market remeasurements and US stranded cost recoveries is described as ‘statutory’. Further details are provided in note 3 on page 35. A reconciliation of business performance to statutory results is provided in the consolidated income statement on page 27.
10 ‘Constant currency basis’ refers to the reporting of the actual results against the prior period results which, in respect of any US$ currency denominated activity, have been translated using the average US$ exchange rate for the year ended 31 March 2011, which was $1.57 to £1.00. The average rate for the year ended 31 March 2010, was $1.58 to £1.00.
11 Regulated businesses are the Transmission, Gas Distribution and Electricity Distribution & Generation businesses.
12 Post-retirement costs include the cost of pensions and other post employment benefits

National Grid
2010/11 Full Year Results

costs and higher property taxes and £27m lower operating profits from our non-regulated and other businesses. Adjustments for foreign currency translation were £3m.
Group return on equity was 14.1% for the year compared to 15.0% in 2009/10, reflecting the significant increase in group equity following the rights issue, mostly offset by higher earnings and an increase in the RPI uplift on UK regulatory asset value. The Group’s return on equity measure is calculated using the actual cost of debt and reflects the overall financing structure for the Group, including debt held at holding company level to provide greater balance sheet efficiency.
Our operational returns (a UK measure) and returns on regulated equity (a US measure) are calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure. The returns are a measure of how the businesses are performing operationally against the assumptions used by the regulator.
Operational returns in our UK regulated businesses continue to outperform the levels assumed when setting base allowed revenues, in part driven by strong incentive performance. The impact of low/negative RPI inflation in 2009 on revenues in 2010/11 was the primary cause of a small reduction in the returns in our UK Transmission businesses. Reduced replacement expenditure incentive performance also lowered the return in UK Gas Distribution.
Overall returns on regulated equity in our US businesses improved in the current year to 8.2% compared to 6.9% in 2009/10 in part driven by higher weather related volumes. The improvement also reflects some incremental benefits from new rates in some businesses in 2010. The returns in our upstate New York and Rhode Island businesses in particular are below the level assumed by the regulator when setting the rate plans and are likely to require further rate filings, in addition to our cost reduction programme, to bring these returns up to acceptable levels.
Net finance costs were £1,134m, 2% lower than the prior period. Higher RPI inflation this year increased the interest charged on our index linked debt, which represents around 30% of our long term debt. This was offset by lower net pension charges and lower overall net debt, reflecting the benefit of the cash proceeds of the rights issue.
Our effective interest rate on Treasury managed debt for the year was 5.8%, 5.2% after adjusting for the impact of the rights issue cash receipt compared to 4.6% in 2009/10.
Interest cover at 31 March 2011 was 3.8x, down from 3.9x at 31 March 2010, remaining above our target range of 3.0 to 3.5x. The movement mainly reflected the increase in the interest charge on our index linked long term debt.
Profit before tax was up 25% to £2,473m.
The tax charge on profit was £722m, £169m higher than the prior year, reflecting increased operating profits, particularly in our US businesses. Our effective tax rate increased to 29.2% from 28.0% in 2009/10, principally due to an increased proportion of US profits.
As a result, earnings were up £329m on the prior year at £1,747m. Earnings per share increased 4% from 49.5p (restated) last year to 51.7p.
Exceptional items and remeasurements and stranded cost recoveries increased statutory earnings by £412m after tax. A detailed breakdown of exceptional items, remeasurements and stranded cost recoveries can be found on page 35. After these items and non-controlling interests, statutory earnings for continuing operations attributable to shareholders were £2,159m. Statutory basic earnings per share from continuing operations were 63.9p compared with 48.4p (restated) for the prior period.
Operating cash flow, before exceptional items, remeasurements, stranded cost recoveries and taxation, was £4,658m, £512m higher than the prior period.

National Grid
2010/11 Full Year Results

Funding and net debt
Net debt fell to £18.7bn at 31 March 2011 compared with £22.1bn at 31 March 2010, reflecting the receipt of £3.2bn of cash from the rights issue and the impact of the weakening of the US dollar-pound exchange rate on our dollar denominated debt.
In order to manage our cash resources efficiently we have used around £1.3bn of cash to redeem a range of debt securities and bank loans. This will help optimise near term financing costs while retaining the balance sheet capacity to fund the increasing capital investment programme in the medium term.
We are committed to financing our business in a manner consistent with maintaining an efficient balance sheet and optimising our cost of capital. External debt is raised by our operating companies, intermediate holding companies and by the Group parent company, National Grid plc. We typically aim to hold an amount of debt in each of our regulated operating companies that maintains a debt to equity ratio consistent with that assumed by the relevant regulator. Most of these companies are subject to “ring-fencing” conditions which restrict the amount of debt that can be raised in any individual company and separate their credit ratings from that of the Group.
Given the scale of our total businesses, and the additional cash generating characteristics of many of our non-regulated activities, additional debt is raised outside of our operating companies to maintain an efficient overall debt equity structure, reflecting our target credit metric of Funds from Operations to Interest cover of around 3.0 to 3.5x. As a result, at 31 March 2011 we had approximately £6.8bn of borrowing net of related derivatives outside of our operating companies.
Our UK operating companies have low single A credit ratings and we expect our key credit metric for the current year to be comfortably above the minimum level required for these. Since March 2010, Moody’s Investor Services, Fitch Ratings and Standard & Poor’s have all reaffirmed our operating company credit ratings with stable outlook.

National Grid
2010/11 Full Year Results

TECHNICAL GUIDANCE
We provide technical guidance to aid consistency across a range of modelling assumptions of a technical, rather than trading or core valuation, nature. We will provide appropriate updates to this information on a regular basis as part of our normal reporting. The outlook and technical guidance contained in this statement should be reviewed together with the forward looking statements set out in this release in the context of the cautionary statement.
Earnings Items
Operating profit of £3,600m for the year included a number of timing differences, including the collection of revenues owed to our regulated businesses from previous years plus an over-recovery of revenues in 2010/11, together totalling £270m. These timing differences are, by their nature, very unpredictable, but our current expectation is that they will not recur in 2011/12. The closing balance of over-recovery for National Grid as a whole at 31 March 2011 was £66m. In the normal course of events, that balance would be offset against revenue recovery in 2011/12. This would result in negative timing differences of £336m when comparing 2011/12 operating profit to the £3,600m reported number for 2010/11.
UK inflation will contribute to an increase in our allowed regulated RPI+X linked revenues in 2011/12 of approximately 6%, around £180m. Similarly, UK inflation, as measured in March 2011, will increase UK regulated asset value by 5.3%, around £1bn. US revenues and rate bases are not index linked.
We have announced a targeted run rate of US restructuring savings of $200m by March 2012. We would expect a portion of this to benefit performance in 2011/12
Guidance on the 2011/12 non-cash pension finance charge is for an increase in the net credit of around £50m for the year as a whole (2010/11: £25m credit). This is expected to contribute to a reduction in net finance costs in 2011/12.
For the full year 2011/12, we expect our effective tax rate to be around 30%.
We would expect a full year contribution from Grain LNG phase III to benefit 2011/12, along with the commencement of commercial operations at the BritNed interconnector.
The depreciation charge for 2010/11 was £1,245m, up £57m compared to £1,188m in 2009/10, reflecting continued growth in our asset base. We would expect a similar increase in 2011/12.
Investment and other items
Capital expenditure for 2011/12 is expected to be broadly unchanged from that in 2010/11, reflecting the lower levels of investment in our non-regulated businesses, particularly Grain LNG and BritNed. Major projects in 2011/12 include work on the London cable tunnels, the London Array and the Western HVDC connection between Scotland and North Wales.
The total gross cost of achieving our US restructuring savings is currently estimated at up to $100m, representing severance and other costs. This cash impact is expected to occur primarily in 2011/12. Part of the estimated severance costs associated with achieving these efficiencies, net of the associated pension curtailment gain, has been treated as an exceptional charge in the 2010/11 results.
Net debt is expected to increase by around £1bn during 2011/12, excluding the effect of any exchange rate impacts.

National Grid
2010/11 Full Year Results

REVIEW OF TRANSMISSION OPERATIONS

Summary results	Year ended 31 March
(£m)	2011	2010	% change

Revenue	3,913	3,880	1
Operating costs	(1,931)	(1,984)	3
Depreciation and amortisation	(463)	(432)	(7)
Operating profit – actual exchange rate	1,519	1,464	4
Operating profit – constant currency	1,519	1,465	4

Operating profit by geographical segment	Year ended 31 March
(£m, at constant currency)	2011	2010	% change

UK	1,363	1,311	4
US	156	154	1
Operating profit	1,519	1,465	4

Capital investment	Year ended 31 March
(£m, at actual exchange rate)	2011	2010	% change

UK	1,432	1,254	14
US	310	240	29
Capital investment	1,742	1,494	17

Rate base*

	2010/11	2009/10	% change

UK regulatory asset value (£m)	13,277	12,033	10
US rate base ($m)	1,201	1,117	8

Returns

	2010/11	2009/10

UK operational return (real)
Electricity transmission	6.4%	6.6%
Gas transmission	7.2%	7.6%
US regulatory return on equity** (nominal)
New England ***	11.7%	11.8%

* Details of returns and rate base for all rate plans can be found at www.nationalgrid.com. National Grid’s estimate of US rate base: regulatory filings or an alternative US GAAP invested capital measure where either recent rate base filings are not available or where the actual filed rate base currently excludes certain regulatory asset balances.
** Weighted average return on equity based on regulatory asset value and rate base.
*** In New York, our electricity, transmission and distribution activities (including our stranded cost recoveries) make a combined regulatory filing each calendar year. The combined New York rate base and returns are reported in our Electricity Distribution & Generation line of business.

National Grid
2010/11 Full Year Results

Performance in 2010/11
Transmission operating profit was up £54m (4%) on a constant currency basis. This included the collection of £65m of revenues owed to our regulated businesses from previous years. This catch-up of revenues was a positive timing related item which, in principle, we do not expect to recur to the same extent in 2011/12 as the carried forward balance to be recovered is only an estimated £16m. In the previous year, revenues were under-recovered by £22m. As a result, adjusting for timing differences, operating profit excluding timing decreased by £33m as set out in the following table.

Over/(under)- recovery, £m	2010/11	2009/10	Year-on-year change

Balance at start of year	(81)	(32)
In-year over/(under)-recovery	65	(22)	87
New licence allowances	-	(27)

Balance at end of year	(16)	(81)

Operating profit at constant	1,519	1,465	54
currency
Adjust for timing differences	(65)	22	(87)

Operating profit excluding timing	1,454	1,487	(33)

The reduction in operating profit excluding timing reflected a £31m increase in depreciation and amortisation charges arising from the ongoing capital investment programme, a £10m decrease in revenue from the LNG storage business and a £16m decrease in revenue from the French interconnector, reflecting less favourable GB-France market conditions. Transmission produced another strong year on its UK annual incentive schemes, the overall result of £48m being only marginally down (£3m) on last year’s record £51m. Negative inflation during the relevant period in 2009 meant that RPI+X indexation added only £7m to UK regulated revenues, compared to a £97m increase in the previous year, and other UK net regulated revenues added £30m, primarily additional entry and exit auction revenues. US net regulated revenues added £10m. Regulated controllable operating costs were £14m lower year-on-year offset by £16m higher post-retirement costs. Other net items, primarily capital expenditure related operating costs, reduced operating profit by £18m. The year-on-year movement in exchange rates had a £1m positive impact on operating profit. As a result, reported operating profit for the year was £1,519m.
Transmission’s UK regulated electricity and gas transmission businesses achieved operational returns of 6.4% and 7.2% respectively, outperforming our base regulatory assumptions for the year. The main contributory factors were strong incentive performance, particularly in managing system balancing costs, maintaining high levels of network reliability and managing entry and exit capacity. Our US transmission business continued to deliver operational returns on regulated equity at around the level allowed by the regulator.
Investment activities in 2010/11
Capital investment in Transmission was £1,742m (48% of Group total4), 17% higher than the same period last year. As outlined in May 2010, we expect to invest around £9bn of capital in our UK regulated electricity transmission business in the five years to 2015, around £2bn in our UK regulated gas transmission business and around £2bn in our US transmission business.
During the year we invested £1,432m in capital projects in the UK. Major projects included starting an 8-year tunnelling programme as part of the first phase of our London cable tunnels project. This project is expected to cost around £700m over the next 4 years. In addition, we have applied to Ofgem for funding for the construction phase of the Western HVDC link, a project that National Grid Electricity Transmission is undertaking jointly with SP Transmission. Including associated substation works, our share of the project cost is expected to exceed £500m over the next 4 years. During the year we also

National Grid
2010/11 Full Year Results

commenced a public consultation on the proposed connection of wind farms in mid-Wales to our electricity transmission network and continued to consult on proposed connections for major renewable and nuclear developments to be made in East Anglia and Somerset.
Investment of £310m in our US transmission networks included £99m on the New England East-West Solution project, where we are allowed an enhanced Federal Energy Regulatory Commission return on equity of 12.89%.
These investments resulted in increases in our Transmission UK regulatory asset value and US rate base by 10% and 8% respectively, as compared to the prior year-end.
Future activities
The increase in UK capital investment that we are expecting is partly driven by the connection and transportation of new sources of energy generation. As at 31 March 2011, total generation capacity connected to the Great Britain Transmission system was 87GW, of which 6GW was renewable generation. In addition to the connected generation a further 79GW of generation capacity is contracted to connect in the future, of which 28GW is contracted to connect by 2015 and a further 36GW by 2020. Of the 64GW contracted to connect by 2020, 25GW is new offshore wind generation and 8GW is new onshore wind generation, with 9GW being new nuclear generation. Our UK electricity transmission business will be investing to connect the new generation in England and Wales and reinforce the system for the new flows of power.
On 13 December 2010 the Secretary of State gave consent for a pressure reduction installation at Tirley in Gloucestershire. Construction started on this installation in March 2011. Accordingly, we envisage that the full contracted capacity of 950GWh in the Milford Haven gas pipeline will be available for winter 2012/13.

National Grid
2010/11 Full Year Results

REVIEW OF GAS DISTRIBUTION OPERATIONS

Summary results	Year ended 31 March
(£m)	2011	2010	% change

Revenue	5,335	5,226	2
Operating costs	(3,577)	(3,715)	4
Depreciation and amortisation	(393)	(374)	(5)
Operating profit – actual exchange rate	1,365	1,137	20
Operating profit – constant currency	1,365	1,138	20

Operating profit by geographical segment	Year ended 31 March
(£m, at constant currency)	2011	2010	% change

UK	711	723	(2)
US	654	415	58
Operating profit	1,365	1,138	20

Capital investment	Year ended 31 March
(£m, at actual exchange rate)	2011	2010	% change

UK capex	193	205	(6)
UK repex	476	465	2
US	415	409	1
Capital investment	1,084	1,079	-

Rate base*
	2010/11	2009/10	% change

UK regulatory asset value (£m)
Gas Distribution	7,520	7,001	7
US rate base ($m)
New York	5,130	5,352	(4)
New England**	1,928	1,873	3

Returns
	2010/11	2009/10

UK operational return (real)
Gas Distribution	5.5%	6.3%
US regulatory return on equity (nominal)***
New York	10.3%	9.4%
New England**	1.5%	3.6%

* Details of returns and rate base for all rate plans can be found at www.nationalgrid.com. National Grid’s estimate of US rate base: regulatory filings or an alternative US GAAP invested capital measure where either recent rate base filings are not available or where the actual filed rate base currently excludes certain regulatory asset balances.
** 2009/10 rate base and returns restated to exclude EnergyNorth
*** Weighted average return on equity based on regulatory asset value and rate base

National Grid
2010/11 Full Year Results

Performance in 2010/11
Gas Distribution operating profit was up £227m (20%) on a constant currency basis. This included the collection of £84m of revenues owed to our regulated businesses from previous years plus an over- recovery of £13m of revenue, which, in the normal course of events, would be offset against revenue recovery in 2011/12. This catch-up in revenues and over-recovery were positive timing related items which, in principle, we do not expect to recur in 2011/12. In the previous year, revenues were under-recovered by £105m. As a result, adjusting for timing differences, operating profit excluding timing increased by £25m as set out in the following table.

Over/(under)- recovery, £m	2010/11	2009/10	Year-on-year change

Balance at start of year	(84)	21
In-year over /(under)–recovery	97	(105)	202

Balance at end of year	13	(84)

Operating profit at constant	1,365	1,138	227
currency
Adjust for timing differences	(97)	105	(202)

Operating profit excluding timing	1,268	1,243	25

The increase in operating profit excluding timing reflected a £91m increase in net income, driven by the impact of new US rates and customer growth. Negative inflation during the relevant period in 2009 meant that RPI+X indexation did not contribute to additional UK regulated revenues, compared to a £54m increase in the previous year. Bad debts decreased by £37m and regulated controllable operating costs decreased by £1m. Post-retirement costs increased by £53m and depreciation and amortisation charges were up £19m. Other net items reduced operating profit by £32m, primarily reflecting increased US property taxes and environmental costs. The year-on-year movement in exchange rates had a £1m positive impact on operating profit. As a result, reported operating profit for the year was £1,365m.
One measure of the financial performance of our UK regulated business is an operational return metric. We achieved a 5.5% operational return, outperforming base regulatory assumptions. This was mainly as a result of outperformance on operating expenditure and incentives, including incentives on mains replacement expenditure.
In the UK, the coldest weather in December in over a century increased our emergency services workload and snowfall hindered our engineers’ ability to travel. As a result of this extreme weather, we have fallen short of six out of the eight standards of service for gas escapes, where we are required to attend 97% of the escapes between one and two hours of the report. In the US, our residential gas customer satisfaction ratings improved, moving to second quartile in JD Power’s 2010 study from third quartile in the prior year though our commercial customer satisfaction ratings declined from second to fourth quartile.
Overall, our US Gas businesses (48% of the total Gas Distribution operating profit) delivered the same return on regulated equity (7.9%) as in 2009/10, although performance varied by individual business.
For example, our downstate New York gas businesses achieved a weighted average 10.3% return on regulated equity, above the base allowed return of 9.9%. Our Massachusetts gas business achieved a return of 1.7%, below the level assumed by the regulator, but this does not reflect the full impact of new rates agreed in November 2010 when we received a satisfactory decision from the Massachusetts Department of Public Utilities (MADPU) in relation to our filings for new rates in our Massachusetts Gas businesses. We were awarded an increase in revenues of $58m, based on a 9.75% return on equity and a 50% common equity ratio. Importantly, a number of mechanisms including decoupling, true ups

National Grid
2010/11 Full Year Results

of pension costs and the commodity element of bad debts and a capital investment tracker were also approved.
The Niagara Mohawk gas business and the smaller Rhode Island gas business did not achieve their allowed returns, delivering 6.2% and 0.3% return on regulated equity respectively. We will review the need to make further rate filings in these businesses.
Investment activities in 2010/11
During the period, together with our gas distribution alliance partners, we have replaced around 1,800km of gas mains in the UK, resulting in total replacement expenditure (‘repex’) of £476m, up 2% on last year. In the US, we are also allowed to earn additional revenue if new customers are added to the system. We added around 42,000 new gas customers during 2010/11. Overall, our investment in network infrastructure projects in the UK and US resulted in total capital expenditure (including repex) of £1,084m.
Future activities and outlook
We have a number of initiatives in place to drive further improvement in customer satisfaction and efficiency. Amongst these is the first release of the UK Gas Distribution Front Office which went live in October 2010. This programme has been in progress since January 2009 and will replace the key systems and processes which support the Gas Distribution business in the UK.
Our US restructuring programme is expected to deliver a significant reduction in Gas Distribution operating costs which will be another significant step towards delivering our targeted returns from our US businesses.
We filed our decoupling plan, consistent with enacted legislation, for our Rhode Island gas business in October 2010 and, once approved, this is expected to apply retroactively from 1 April 2011. In March 2011 our petition seeking revenue support for the costs of capital investment programmes for our Rhode Island gas distribution operations was approved for effect also from 1 April 2011. Annual gas distribution revenue will increase as a result by approximately $2m. In January 2010 we filed for $65m in additional annual revenues for the next five years to recover deferred balances, primarily environmental site investigation and remediation costs, associated with our New York City and Long Island gas companies. The filing is currently before the NYPSC. In November 2010, we filed a motion for recalculation on certain rate case items in Massachusetts worth approximately $10m in additional annual revenue. We expect a regulatory decision during the first half of 2011/12.

National Grid
2010/11 Full Year Results

REVIEW OF ELECTRICITY DISTRIBUTION & GENERATION OPERATIONS

Summary results	Year ended 31 March
(£m)	2011	2010	% change

Revenue excluding stranded cost recoveries	4,212	3,963	6
Operating costs	(3,414)	(3,380)	(1)
Depreciation and amortisation*	(201)	(209)	4
Operating profit – actual exchange rate	597	374	60
Operating profit – constant currency	597	375	59

Operating profit by principal activities	Year ended 31 March
(£m, at constant currency)	2011	2010	% change

Electricity distribution	511	264	94
Long Island transmission and distribution services	35	41	(15)
Long Island generation	51	70	(27)
Operating profit	597	375	59

Capital investment	Year ended 31 March
(£m, at actual exchange rate)	2011	2010	% change

Electricity distribution	333	338	(1)
Long Island generation	34	34	-
Capital investment	367	372	(1)

Rate base**
	2010/11	2009/10	% change

US rate base ($m)
New York	4,203	4,227	(1)
New England	2,209	2,104	5

Returns
	2010/11	2009/10

US regulatory return on equity (nominal)***
New York	7.4%	6.1%
New England****	9.0%	2.7%

* Excludes amortisation of intangibles.
** Details of returns and rate base for all rate plans can be found at www.nationalgrid.com. National Grid’s estimate of US rate base: regulatory filings or an alternative US GAAP invested capital measure where either recent rate base filings are not available or where the actual filed rate base currently excludes certain regulatory asset balances.
***Weighted average return on equity based on regulatory asset value and rate base
****2009/10 rate base and returns restated to exclude Granite State

National Grid
2010/11 Full Year Results

Performance in 2010/11
Electricity Distribution & Generation operating profit was up £222m (59%) on a constant currency basis. This included the collection of £39m of revenues owed to its regulated businesses from previous years plus an over recovery of £69m of revenue, which, in the normal course of events, would be offset against revenue recovery in 2011/12. This catch up in revenues and over-recovery were positive timing related items which, in principle, we do not expect to recur in 2011/12. In the previous year, revenues were under-recovered by £36m. As a result, adjusting for timing differences, operating profit excluding timing increased by £78m as set out in the following table.

Over/(under)-recovery, £m	2010/11	2009/10	Year-on-year change

Balance at start of year	(39)	(3)
In-year over/(under)-recovery	108	(36)	144

Balance at end of year	69	(39)

Operating profit at constant currency	597	375	222
Adjust for timing differences	(108)	36	(144)

Operating profit excluding timing	489	411	78

The increase in operating profit excluding timing reflected £94m of additional net income, primarily due to the impact of new rates in Massachusetts and Rhode Island and including £37m of additional revenue driven by higher volumes, principally due to hot weather during the summer. This additional revenue occurred in the businesses where revenues were not decoupled from volumes for the whole or part of the year, including Niagara Mohawk Electric where decoupling was implemented in January 2011. Regulated controllable operating costs were £24m lower, post-retirement costs increased by £20m and bad debts increased by £2m. Depreciation and amortisation charges decreased by £9m and other net items decreased operating profit by £27m, primarily reflecting increased US property and other taxes. The period on period movement in exchange rates had a £1m positive impact on operating profit. As a result, reported operating profit for the year was £597m.
Measures of our financial performance include the achieved regulatory returns on equity against the allowed levels used by our regulators for setting rates. In New England we achieved a weighted average 9.0%. This includes Massachusetts Electric and Narragansett Electric, both of which had new rate plans in place for the calendar year 2010. Our Generation business delivered a return on regulated equity of 11.2%. In our upstate New York electricity business, Niagara Mohawk, we achieved 6.8%.
In January 2011, the New York Public Service Commission (NYPSC) agreed their final position on the Niagara Mohawk electric rate case and set new rates for 2011 for that business. These new rates came into effect on 1 February 2011, and allow for a full year of cost recovery over the 11 months as if new rates had come into effect on 1 January 2011. The NYPSC order allows for an increase in rates for 2011 of $119m. This is based on a return on equity of 9.3% and a common equity ratio of 48%. An amount equivalent to 20bp of the return on equity, approximately $7m p.a., is refundable to customers if we file for new rates before 1 January 2012. Of the $119m increase, approximately $40m represents a one off recovery of stranded costs. The increase in 2011 is entirely offset by extending the recovery period of certain deferred costs to prevent an increase in customer bills this year. The change in rates is therefore deferred until 2012 and will be subject to a filing in the summer of 2011 for the recovery of deferral balances. The recent decision on new rates in this business is unlikely to improve returns sufficiently, even with the help of our US cost reduction programme and we expect to file for new rates as soon as practicable in 2012.
We have exceeded all our US regulatory customer satisfaction targets and customer service levels in 2010. Our residential electric customer satisfaction ratings improved, moving to third quartile in JD

National Grid
2010/11 Full Year Results

Power’s 2010 study from fourth quartile in the prior year and our commercial electric customer satisfaction ratings improved from third to second quartile.
2010/11 was characterised by some extreme weather, both during the summer and with heavy snowfall and blizzards during the winter. National Grid has worked under extreme conditions to meet peak demand loads and reconnect thousands of customers whose power was cut off by snow and ice.
In New York and Long Island the businesses met all regulatory targets for reliability for 2010. Our 2010 reliability for Massachusetts was adversely affected by a single severe wind storm in February. We have filed a request for the exclusion of this storm from the service quality metrics and this request remains pending. If this request is denied, we may face a penalty of approximately $4m. In Rhode Island heavy rain in March 2010 caused severe flooding, leaving over 5,000 customers without power. We have not met the reliability standards in Rhode Island for 2010 and expect to pay a penalty of around $400k.
Investment activities in 2010/11
Capital expenditure was marginally down (1%) on the prior year at £367m.
In the US, we successfully commissioned the first rate-based US utility owned solar generation project in Massachusetts. Three more facilities were completed by December 2010 and the final solar site in Dorchester, Massachusetts is expected to be completed by Autumn 2011. Combined, the four completed sites will generate a total of 3.4MW of solar power currently making National Grid the largest owner of solar generation in the state.
Future activities and outlook
We have delayed our smart grid pilots in Massachusetts and New York due to the need to update for further technological advances and in consideration of the need to minimise customer bills in the current economic climate. We remain committed to smart investment and revitalising the grid, and we anticipate re-filing for a new pilot in Massachusetts shortly.
Our US restructuring programme is expected to deliver a significant reduction in Electricity Distribution operating costs which will be another significant step towards delivering our targeted returns from our US businesses.
We filed our decoupling plan, consistent with enacted legislation, for our Rhode Island business in October 2010 and, once approved, this is expected to apply retroactively from 1 April 2011. Our Rhode Island regulators have approved incremental funding of our expanded electric energy efficiency programs, which began in January 2011. In March 2011 our petitions for revenue support for the costs of capital investment programmes along with annual vegetation management and inspection and maintenance expenses were approved with effect from 1 April 2011. Annual electric distribution revenue will increase as a result by approximately $3m.
In June 2010, the Long Island Power Authority (LIPA) issued a Request for Proposals (RFP) to provide utility services management on Long Island. National Grid is the current provider of these services to LIPA under a contract which is due to expire on 31 December 2013. LIPA’s RFP called for selection of up to three shortlisted bidders in March 2011 with announcement of the winner around September or October. LIPA have yet to announce publicly the names of the three shortlisted bidders.

National Grid
2010/11 Full Year Results

REVIEW OF NON-REGULATED AND OTHER ACTIVITIES

Summary results	Year ended 31 March
(£m)	2011	2010	% change

Revenue	678	741	(9)
Operating costs	(370)	(422)	12
Depreciation and amortisation	(189)	(173)	(9)
Operating profit	119	146	(18)

Operating profit by principal activities	Year ended 31 March
(£m, at actual exchange rate)	2011	2010	% change

Metering	149	162	(8)
Grain LNG	66	51	29
Property	(2)	6	(133)
Sub-total operating profit	213	219	(3)

Corporate and other activities	(94)	(73)	(29)
Operating profit	119	146	(18)

Capital investment*	Year ended 31 March
(£m, at actual exchange rate)	2011	2010	% change

Metering	112	121	(7)
Grain LNG	86	117	(26)
Property	3	15	(80)
Other	74	54	37
Capital investment	275	307	(10)

* Excludes investment in joint ventures.

National Grid
2010/11 Full Year Results

Operating profit from our non-regulated and other activities decreased by 18% to £119m. This was mainly driven by a reduction in operating profit from our metering business and an increase in charges in our corporate centre and other activities, in part driven by increased US system costs recognised centrally.
Metering operating profit was down £13m at £149m. During the period, capital investment in this business was £112m. On 23 February 2010 the Court of Appeal ruled on Ofgem’s decision to fine us for a breach of the UK Competition Act 1998 and further reduced the fine to £15m but also upheld the original decision in part. We have paid the fine and, during this year, we have been denied leave to appeal to the Supreme Court and this ends the legal process.
Both the new OnStream domestic gas smart meter and single phase electricity smart meter have received the required industry approvals and OnStream won two top industry awards in relation to these meters. Trials of our smart meters started in October jointly with Scottish and Southern Electricity.
Our Grain LNG business delivered an operating profit of £66m, up 29%. During the period capital investment in this business decreased by 26% to £86m reflecting the completion of work on the construction of the phase III capacity expansion. Phase III commenced commercial operations in December, providing extra supply security in time for the peak winter period. Phase III has added a further LNG tank and a second unloading jetty, increasing the total annual capacity of the terminal to around 15 million tonnes per annum, representing around 20% of total UK gas demand. This investment is underpinned by long-term, take-or-pay contracts.
Since 2009 we have been working in a partnership with Scottish Power and Shell on a Carbon Capture and Storage (CCS) demonstration project at Longannet in Scotland. As part of this project we are investigating the potential to reuse one of our high pressure natural gas transmission pipelines for the transportation of carbon dioxide. During 2010, National Grid conducted a range of tests at Spadeadam in Cumbria to help establish safety standards in relation to this new technology. On Humberside, we are working to develop a potential shared pipeline network and storage site - a “CCS cluster” - and we are involved in a further project on Teeside.
In April 2011, National Grid Offshore Ltd was selected, along with three other bidders, to tender for three offshore transmission licences in the second transitional round of tenders. The three projects are Gwynt-y-Mor, Lincs and London Array Phase 1 wind farm projects, which collectively have a value of just over £1bn.
In July 2010, we completed the sale of Fulcrum, our UK non-regulated utility connections business, to Marwyn Capital.
In August 2010, we completed the sale of National Grid Energy Services, the US residential/light commercial heating, ventilation and air conditioning service and installation business to Homeserve plc.
Also, in August 2010, we completed the sale of our interest in Honeoye Storage Corporation, an independent gas storage facility in New York to Consolidated Edison Development Inc.

National Grid
2010/11 Full Year Results

JOINT VENTURES
In addition to the capital expenditure in our Non-Regulated and Other activities, we invested £135m in our joint ventures compared to £86m last year. Investment in BritNed, our joint venture with TenneT, was £104m, compared to £60m last year, bringing our total investment to over £200m. BritNed was successfully commissioned between January and March and entered commercial operation on 1 April 2011.
Investment in our Millennium Pipeline joint venture was £23m in the period, £17m higher than last year.
National Grid, together with the Belgian transmission system operator Elia, continues to develop a project to construct a 1000MW electrical interconnector between the two countries. During 2010 a key milestone was achieved with the completion of the seabed survey.
National Grid is also working on the development of further potential electricity interconnector projects to Norway and a second link to France.
We are exiting from our investment in Blue-NG, a joint venture investing in renewable combined heat and power generation. This decision was taken in August 2010 following our assessment of the prospects of that company against our own investment criteria and regulatory and planning restrictions. An exceptional expense of £49m has been incurred in the year in relation to this exit.

National Grid
2010/11 Full Year Results

METRIC DEFINITIONS
The financial metrics we have reported today are designed to give greater transparency on National Grid’s relative performance and our performance against regulatory contracts.
NATIONAL GRID RETURN ON EQUITY (nominal)
This metric captures the total operational and financial performance of the company.
Calculation: IFRS adjusted profit after tax divided by the equity base.
•
IFRS adjusted operating profit after tax is as reported on a business performance basis, adjusted for: regulatory depreciation; capitalisation, mainly relating to gas distribution mains replacement (repex) in the UK; pensions; indexation of our UK regulatory asset value; and discontinued operations.

•
Equity base is equal to the total UK regulatory asset value; plus total capital invested in our US businesses; plus net assets for our Non-regulated and other businesses; minus net debt as reported under IFRS.

UK OPERATIONAL RETURN (real)
(Transmission – UK; Gas Distribution – UK)
This metric is comparable to the “vanilla return” used by Ofgem.
Calculation: IFRS adjusted operating profit minus current tax, divided by regulatory asset value.
•
IFRS adjusted operating profit is as reported on a business performance basis, adjusted for: impacts of timing (“k”), regulatory depreciation; capitalisation of gas distribution mains replacement (repex); and pensions.

•	Current tax is the tax charge as reported on a regulatory basis.
US REGULATED RETURN ON EQUITY (nominal)
(Transmission – US; Gas Distribution – US; Electricity Distribution & Generation)
This is a US GAAP metric as calculated annually (calendar year to 31 December).
Calculation: Regulated net income divided by equity rate base.
•	Regulated net income is adjusted for earned savings in New York and Narragansett Electric.

•	Equity rate base is as reported to our regulators or, where a reported rate base is not available, an estimate based on invested capital.
INTEREST COVER
This is an IFRS metric and reflects the calculation used by our credit rating agencies. It is used as an indicator of balance sheet efficiency.
Calculation: Adjusted funds from operations divided by adjusted interest expense.
EFFICIENCY METRIC
Calculation: Adjusted regulated controllable costs divided by asset base.
•	Regulated controllable costs excluding bad debts.

•	Asset base is the estimated mid year UK regulatory asset value and US rate base.
Worked examples are available at www.nationalgrid.com.

National Grid
2010/11 Full Year Results

CAUTIONARY STATEMENT
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations and decisions by governmental bodies or regulators; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, owing to adverse weather conditions or otherwise; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to restructuring and internal transformation projects; and customers and counterparties failing to perform their obligations to the Company and its arrangements with the Long Island Power Authority not being renewed. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions in National Grid’s borrowing and debt arrangements, funding costs and access to financing; National Grid’s status as a holding company with no revenue generating operations of its own; inflation; seasonal fluctuations; the funding requirements of its pension schemes and other post-retirement benefit schemes; the loss of key personnel or the ability to attract, train or retain qualified personnel and any disputes arising with its employees or the breach of laws or regulations by its employees; accounting standards, rules and interpretations, including changes of law and accounting standards and other factors that may affect National Grid’s effective rate of tax; and incorrect or unforeseen assumptions or conclusions relating to business development activity. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid’s filings with and submissions to the US Securities and Exchange Commission (the ‘SEC’) (and in particular the ‘Risk factors’ and ‘Operating and Financial Review’ sections in our most recent Annual Report on Form 20-F). The effects of these factors are difficult to predict. New factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement. The content of any website references herein do not form part of this announcement.

National Grid
2010/11 Full Year Results

PROVISIONAL FINANCIAL TIMETABLE

1 June 2011	Ordinary shares go ex-dividend

3 June 2011	Record date for 2010/11 final dividend

8 June 2011	Scrip reference price announced

13 June 2011	Annual Report published

20 July 2011	Scrip election date for 2010/11 final dividend

25 July 2011	Interim Management Statement and Annual General Meeting, ICC, Birmingham

17 August 2011	2010/11 final dividend paid to qualifying ordinary shareholders

17 November 2011	2011/12 half year results

30 November 2011	Ordinary shares go ex-dividend

2 December 2011	Record date for 2011/12 interim dividend

18 January 2012	2011/12 interim dividend paid to qualifying ordinary shareholders

January/February 2012	Interim Management Statement

May 2012	2011/12 preliminary results

National Grid
2010/11 Full Year Results

Consolidated income statement
for the years ended 31 March		2011	2010
	Notes	£m	£m

Revenue *	2(a)	14,343	14,007
Operating costs		(10,598)	(10,714)

Operating profit
Before exceptional items, remeasurements and stranded cost recoveries	2(b)	3,600	3,121
Exceptional items, remeasurements and stranded cost recoveries	3	145	172
Total operating profit	2(b)	3,745	3,293

Interest income and similar income
Before exceptional items	4	1,281	1,005
Exceptional items	3	43	-
Total interest income and similar income	4	1,324	1,005

Interest expense and other finance costs
Before exceptional items and remeasurements	4	(2,415)	(2,160)
Exceptional items and remeasurements	3	(37)	47
Total interest expense and other finance costs	4	(2,452)	(2,113)

Share of post-tax results of joint ventures and associates		7	8

Profit before tax
Before exceptional items, remeasurements and stranded cost recoveries	2(b)	2,473	1,974
Exceptional items, remeasurements and stranded cost recoveries	3	151	219
Total profit before tax	2(b)	2,624	2,193

Taxation
Before exceptional items, remeasurements and stranded cost recoveries	5	(722)	(553)
Exceptional items, remeasurements and stranded cost recoveries	3	261	(251)
Total taxation	5	(461)	(804)

Profit after tax
Before exceptional items, remeasurements and stranded cost recoveries		1,751	1,421
Exceptional items, remeasurements and stranded cost recoveries	3	412	(32)

Profit for the year		2,163	1,389

Attributable to:
Equity shareholders of the parent		2,159	1,386
Non-controlling interests		4	3

		2,163	1,389

Earnings per share**
Basic	6(a)	63.9p	48.4p
Diluted	6(b)	63.6p	48.2p

Dividends per ordinary share
Paid during the year	8	37.74p	36.65p
For the year		36.37p	38.49p

*	Items previously reported separately as ‘other operating income’ have been included within revenue.
**	Restated to reflect the impact of the bonus element of the rights issue and as a result of the additional shares issued as scrip dividends.

National Grid
2010/11 Full Year Results

Consolidated statement of comprehensive income
for the years ended 31 March	2011	2010
	£m	£m

Profit for the year	2,163	1,389

Other comprehensive income/(loss):
Exchange adjustments	(95)	33
Actuarial net gains/(losses)	571	(731)
Deferred tax on actuarial net gains and losses	(181)	175
Net gains/(losses) in respect of cash flow hedges	7	(45)
Transferred to profit or loss on cash flow hedges	(7)	3
Deferred tax on cash flow hedges	(2)	9
Net gains on available-for-sale investments	16	54
Transferred to profit or loss on sale of available-for-sale investments	(3)	(6)
Deferred tax on available-for-sale investments	(1)	(5)
Share of post-tax other comprehensive (loss)/income of joint ventures	(4)	5

Other comprehensive income/(loss) for the year, net of tax	301	(508)

Total comprehensive income for the year	2,464	881

Total comprehensive income attributable to:
Equity shareholders of the parent	2,460	879
Non-controlling interests	4	2

	2,464	881

National Grid
2010/11 Full Year Results

Consolidated balance sheet
as at 31 March		2011	2010
	Notes	£m	£m

Non-current assets
Goodwill		4,776	5,102
Other intangible assets		501	389
Property, plant and equipment		31,956	30,855
Other non-current assets		135	162
Pension assets		556	-
Financial and other investments		593	486
Derivative financial assets	10	1,270	1,494

Total non-current assets		39,787	38,488

Current assets
Inventories and current intangible assets		320	407
Trade and other receivables		2,212	2,293
Financial and other investments	10	2,939	1,397
Derivative financial assets	10	468	248
Cash and cash equivalents	10	384	720

Total current assets		6,323	5,065

Assets of businesses held for sale	12	290	-

Total assets		46,400	43,553

Current liabilities
Borrowings	10	(2,952)	(2,806)
Derivative financial liabilities	10	(190)	(212)
Trade and other payables		(2,828)	(2,847)
Current tax liabilities		(503)	(391)
Provisions		(353)	(303)

Total current liabilities		(6,826)	(6,559)

Non-current liabilities
Borrowings	10	(20,246)	(22,318)
Derivative financial liabilities	10	(404)	(662)
Other non-current liabilities		(1,944)	(1,974)
Deferred tax liabilities		(3,766)	(3,324)
Pensions and other post-retirement benefit obligations		(2,574)	(3,098)
Provisions		(1,461)	(1,407)

Total non-current liabilities		(30,395)	(32,783)

Liabilities of businesses held for sale	12	(110)	-

Total liabilities		(37,331)	(39,342)

Net assets		9,069	4,211

Equity
Called up share capital		416	298
Share premium account		1,361	1,366
Retained earnings		12,153	7,316
Other equity reserves		(4,870)	(4,781)

Shareholders’ equity		9,060	4,199
Non-controlling interests		9	12

Total equity		9,069	4,211

National Grid
2010/11 Full Year Results

Consolidated statement of changes in equity					Total
	Called-up	Share		Other	share-	Non-
	share	premium	Retained	equity	holders’	controlling	Total
for the years ended 31 March	capital	account	earnings	reserves	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m

At 1 April 2009	294	1,371	7,135	(4,830)	3,970	14	3,984
Total comprehensive income for the year	-	-	830	49	879	2	881
Equity dividends	-	-	(893)	-	(893)	-	(893)
Scrip dividend related share issue	4	(5)	205	-	204	-	204
Issue of treasury shares	-	-	18	-	18	-	18
Purchase of own shares	-	-	(7)	-	(7)	-	(7)
Other movements in non-controlling interests	-	-	-	-	-	(4)	(4)
Share-based payment	-	-	25	-	25	-	25
Tax on share-based payment	-	-	3	-	3	-	3

At 31 March 2010	298	1,366	7,316	(4,781)	4,199	12	4,211

Total comprehensive income for the year	-	-	2,549	(89)	2,460	4	2,464
Rights issue	113	-	-	3,101	3,214	-	3,214
Transfer between reserves	-	-	3,101	(3,101)	-	-	-
Equity dividends	-	-	(1,064)	-	(1,064)	-	(1,064)
Scrip dividend related share issue	5	(5)	206	-	206	-	206
Issue of treasury shares	-	-	18	-	18	-	18
Purchase of own shares	-	-	(3)	-	(3)	-	(3)
Other movements in non-controlling interests	-	-	-	-	-	(7)	(7)
Share-based payment	-	-	25	-	25	-	25
Tax on share-based payment	-	-	5	-	5	-	5

At 31 March 2011	416	1,361	12,153	(4,870)	9,060	9	9,069

National Grid
2010/11 Full Year Results

Consolidated cash flow statement
for the years ended 31 March		2011	2010
	Notes	£m	£m

Cash flows from operating activities
Total operating profit	2(b)	3,745	3,293
Adjustments for:
Exceptional items, remeasurements and stranded cost recoveries	3	(145)	(172)
Depreciation and amortisation		1,245	1,188
Share-based payment charge		25	25
Changes in working capital		185	431
Changes in provisions		(93)	(98)
Changes in pensions and other post-retirement benefit obligations		(304)	(521)
Cash flows relating to exceptional items		(147)	(135)
Cash flows relating to stranded cost recoveries		343	361

Cash generated from operations		4,854	4,372
Tax received		4	144

Net cash inflow from operating activities		4,858	4,516

Cash flows from investing activities
Acquisition of investments		(135)	(86)
Net proceeds from sale of investments in subsidiaries		11	6
Purchases of intangible assets		(176)	(104)
Purchases of property, plant and equipment		(2,958)	(3,007)
Disposals of property, plant and equipment		26	15
Dividends received from joint ventures		9	18
Interest received		26	21
Net movements in short-term financial investments		(1,577)	805

Net cash flow used in investing activities		(4,774)	(2,332)

Cash flows from financing activities
Proceeds of rights issue		3,214	-
Proceeds from issue of treasury shares		18	18
Net decrease in borrowings and related derivatives		(1,763)	(499)
Interest paid		(965)	(1,003)
Exceptional finance costs on the redemption of debt		(73)	(33)
Dividends paid to shareholders		(858)	(688)
Repurchase of share capital and purchase of treasury shares		(3)	(7)

Net cash flow used in financing activities		(430)	(2,212)

Net decrease in cash and cash equivalents	9	(346)	(28)
Exchange movements		(3)	(1)
Net cash and cash equivalents at start of year		691	720

Net cash and cash equivalents at end of year (i)		342	691

(i) Net of bank overdrafts of £42m (2010: £29m).

National Grid
2010/11 Full Year Results

Notes to the preliminary announcement
1. Basis of preparation and new accounting standards, interpretations and amendments
The full year financial information contained in this announcement, which does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006, has been derived from the statutory accounts for the year ended 31 March 2011, which will be filed with the Registrar of Companies in due course. Statutory accounts for the year ended 31 March 2010 have been filed with the Registrar of Companies. The auditors’ report on each of these statutory accounts was unqualified and did not contain a statement under Section 498 of the Companies Act 2006.
The full year financial information has been prepared in accordance with the accounting policies applicable for the year ended 31 March 2011 and consistent with those applied in the preparation of our accounts for the year ended 31 March 2010, except for the impact of new standards, interpretations and amendments noted below.
During the year ended 31 March 2011, the Company adopted the following International Financial Reporting Standards (IFRS), International Accounting Standards (IAS) or amendments, and interpretations by the IFRS Interpretations Committee. None of the pronouncements had a material impact on the Company’s consolidated results or assets and liabilities.
•	IFRS 3R on business combinations

•	IAS 27R on consolidated and individual financial statements

•	Amendment to IAS 39 Financial Instruments: Recognition and measurement on eligible hedged items

•	Revised IFRS 1 on first time adoption of IFRS

•	IFRIC 17 on distribution of non-cash assets to owners

•	Improvements to IFRS 2009

•	Amendment to IFRS 2 on group cash-settled share-based payments

•	Amendment to IFRS 1 on first time adoption of IFRS

•	Amendment to IAS 32 on classification of rights issues
 Date of approval
This announcement was approved by the Board of Directors on 18 May 2011.

National Grid
2010/11 Full Year Results

2. Segmental analysis
The Board of Directors is National Grid’s chief operating decision making body (as defined by IFRS 8 on operating segments). The segmental analysis is based on the information the Board of Directors uses internally for the purposes of evaluating the performance of operating segments and determining resource allocation between segments. The performance of operating segments is assessed principally on the basis of operating profit before exceptional items, remeasurements and stranded cost recoveries. The following table describes the main activities for each operating segment:

Transmission UK	High voltage electricity transmission networks, the gas transmission network in Great Britain, UK liquefied natural gas (LNG) storage activities and the French electricity interconnector.

Transmission US	High voltage electricity transmission networks in New York and New England.

Gas Distribution UK	Four of the eight regional networks of Great Britain’s gas distribution system.

Gas Distribution US	Gas distribution networks in New York and New England.

Electricity Distribution & Generation US	Electricity distribution networks in New York and New England and electricity generation facilities in New York.

Other activities primarily relate to non-regulated businesses and other commercial operations not included within the above segments, including: UK-based gas and electricity metering activities; UK property management; a UK LNG import terminal; other LNG operations; US unregulated transmission pipelines; US gas fields; together with corporate activities.
Sales between operating segments are priced having regard to the regulatory and legal requirements to which the businesses are subject. The analysis of revenue by geographical area is on the basis of destination. There are no material sales between the UK and US geographical areas.
As a consequence of the introduction of a new operating model, which took effect on 4 April 2011, there will be a corresponding change to our reported segments in future reporting periods. The US Transmission, US Gas Distribution and US Electricity Distribution & Generation segments are expected to be combined and reported as a single US segment.
(a) Revenue

	2011	2010
	£m	£m

Operating segments
Transmission UK*	3,484	3,475
Transmission US	429	405
Gas Distribution UK*	1,524	1,518
Gas Distribution US	3,811	3,708
Electricity Distribution & Generation US	4,567	4,339
Other activities*	678	741
Sales between segments	(150)	(179)

	14,343	14,007

Total excluding stranded cost recoveries	13,988	13,631
Stranded cost recoveries	355	376

	14,343	14,007

Geographical areas
UK	5,556	5,543
US	8,787	8,464

	14,343	14,007

* Items previously reported separately as ‘other operating income’ have been included within revenue.

National Grid
2010/11 Full Year Results

2. Segmental analysis continued
(b) Operating profit

	Before exceptional items,		After exceptional items,
	remeasurements and stranded		remeasurements and stranded
	cost recoveries		cost recoveries
	2011	2010	2011	2010
	£m	£m	£m	£m

Operating segments
Transmission UK	1,363	1,311	1,293	1,252
Transmission US	156	153	154	151
Gas Distribution UK	711	723	671	682
Gas Distribution US	654	414	640	448
Electricity Distribution & Generation US	597	374	910	701
Other activities	119	146	77	59

	3,600	3,121	3,745	3,293

Geographical areas
UK	2,226	2,180	2,055	2,007
US	1,374	941	1,690	1,286

	3,600	3,121	3,745	3,293

Reconciliation to profit before tax:
Operating profit	3,600	3,121	3,745	3,293
Interest income and similar income	1,281	1,005	1,324	1,005
Interest expense and other finance costs	(2,415)	(2,160)	(2,452)	(2,113)
Share of post-tax results of joint ventures and associates	7	8	7	8

Profit before tax	2,473	1,974	2,624	2,193

National Grid
2010/11 Full Year Results

3. Exceptional items, remeasurements and stranded cost recoveries
Exceptional items, remeasurements and stranded cost recoveries are items of income and expenditure that, in the judgment of management, should be disclosed separately on the basis that they are material, either by their nature or their size, to an understanding of our financial performance and significantly distort the comparability of financial performance between periods. Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not effective. Stranded cost recoveries represent the recovery of historical generation-related costs in the US, related to generation assets that are no longer owned by National Grid. Such costs are being recovered from customers as permitted by regulatory agreements.

	2011	2010
	£m	£m

Included within operating profit:
Exceptional items:
Restructuring costs (1)	(89)	(149)
Environmental charges (2)	(128)	(63)
Net gain on disposal of subsidiaries and associate (3)	15	11
Impairment charges and related costs (4)	(133)	-
Other (5)	(15)	(67)
	(350)	(268)
Remeasurements – commodity contracts (6)	147	71
Stranded cost recoveries (7)	348	369

	145	172

Included within interest income and similar income:
Exceptional items:
Interest credit on tax settlement (8)	43	-

Included within finance costs:
Exceptional items:
Debt redemption costs (9)	(73)	(33)
Remeasurements:
Commodity contracts (6)	-	(1)
Net gains on derivative financial instruments (10)	36	81

	(37)	47

Total included within profit before tax	151	219

Included within taxation:
Exceptional credits/(charges) arising on items not included in profit before tax:
Deferred tax credit arising on the reduction in the UK tax rate (11)	226	-
Other (12, 13)	59	(41)
Tax on exceptional items	79	72
Tax on remeasurements (6, 10)	36	(134)
Tax on stranded cost recoveries	(139)	(148)

	261	(251)

Total exceptional items, remeasurements and stranded cost recoveries after tax	412	(32)

Analysis of exceptional items, remeasurements and stranded cost recoveries after tax:
Exceptional items after tax	(16)	(270)
Remeasurements after tax	219	17
Stranded cost recoveries after tax	209	221

Total	412	(32)

National Grid
2010/11 Full Year Results

3. Exceptional items, remeasurements and stranded cost recoveries continued
1)	Restructuring costs include:
-	costs related to the integration of KeySpan of £15m (2010: £30m);
-	transformation related initiatives of £103m (2010: £78m);
-	a charge of £10m related to the restructuring of our US operations, which includes a severance provision offset by a pension and other post-retirement benefit curtailment gain; and
-	a release	of £39m of restructuring provisions recognised in prior years.
Charges in 2010 also included an amount for the restructuring of our liquefied natural gas (LNG) storage facilities of £41m.

2)	Environmental charges include £70m (2010: £42m) and £58m (2010: £21m) related to specific exposures in the UK and US respectively. Costs incurred with respect to US environmental provisions are substantially recoverable from customers.

3)	During the year, we sold three wholly owned subsidiaries and an interest in an associate resulting in a gain of £15m. During the year ended 31 March 2010, there was a gain of £5m on the sale of an associate and the release of various unutilised provisions amounting to £6m originally recorded on the sale of a wholly owned subsidiary in 2008.

4)	Impairment charges and related costs include:
-	a charge of £49m relating to our investment in Blue-NG, a joint venture investing in combined heat and power generation. The charge comprises an impairment of the carrying value of the investment together with committed funding and associated exit costs;
-	an impairment charge of £34m against the carrying value of the goodwill relating to our US companies in New Hampshire, following our announcement in December 2010 of the proposed sale of these businesses; and
-	a	charge of £50m relating to our US generation assets for impairment and associated decommissioning.
5)	Other exceptional charges for the year include an amortisation charge of £7m (2010: £6m) in relation to acquisition-related intangibles plus an £8m penalty levied by Ofgem on our UK gas distribution business. For the year ended 31 March 2010, other exceptional items also included an impairment charge of £11m in relation to acquisition-related intangibles; a charge of £9m relating to US healthcare costs arising from legislative changes; and £41m related to a fine of £15m levied by the Gas and Electricity Markets Authority (GEMA) together with associated costs and provisions against receivables and other balance sheet items. For further details on the fine levied upon us by GEMA refer to note 11.

6)	Remeasurements – commodity contracts represent mark-to-market movements on certain physical and financial commodity contract obligations in the US. These contracts primarily relate to the forward purchase of energy for supply to customers, or to the economic hedging thereof, that are required to be measured at fair value and that do not qualify for hedge accounting. Under the existing rate plans in the US, commodity costs are recoverable from customers although the timing of recovery may differ from the pattern of costs incurred. These movements are comprised of those affecting operating profit which are based on the change in the commodity contract liability and those recorded in finance costs as a result of the time value of money.

7)	Stranded cost recoveries include the recovery of some of our historical investments in generating plants that were divested as part of the restructuring and wholesale power deregulation process in New England and New York during the 1990s. Stranded cost recoveries on a pre-tax basis consist of revenue of £355m (2010: £376m) and operating costs of £7m (2010: £7m).

8)	During the year we reached agreement with the US tax authorities on the settlement of pre-acquisition tax liabilities which resulted in the repayment of tax and interest accruing.

9)	Debt redemption costs represent costs arising from our debt repurchase programme, undertaken primarily in the first half of the year, to manage our cash resources efficiently following the rights issue. Debt redemption costs in the year ended 31 March 2010 represented costs relating to the early redemption of a significant loan.

10)	Remeasurements – net gains on derivative financial instruments comprise gains arising on derivative financial instruments reported in the income statement. These exclude gains and losses for which hedge accounting has been effective, which have been recognised directly in other comprehensive income or which are offset by adjustments to the carrying value of debt. The tax credit in the year includes a credit of £104m (2010: £78m charge) in respect of prior years.

11)	The exceptional tax credit arises from a reduction in the UK corporation tax rate from 28% to 26% included and enacted in the Finance (No. 2) Act 2010 and the Provisional Collection of Taxes Act 1968 and applicable from 1 April 2011. This results in a reduction in deferred tax liabilities.

12)	The exceptional tax charge of £41m in the year ended 31 March 2010 arose from a change in US tax legislation under the Patient Protection and Affordable Care Act.

13)	The exceptional tax credit for the year ended 31 March 2011 primarily arose from a settlement of pre-acquisition tax liabilities with the US tax authorities.

National Grid
2010/11 Full Year Results

4. Finance income and costs

	2011	2010
	£m	£m

Expected return on pension and other post-retirement benefit plan assets	1,256	981
Interest income on financial instruments	25	24

Interest income and similar income before exceptional items	1,281	1,005

Exceptional interest credit on tax settlement	43	-

Interest income and similar income	1,324	1,005

Interest on pension and other post-retirement benefit plan obligations	(1,231)	(1,193)
Interest expense on financial instruments	(1,185)	(996)
Unwinding of discounts on provisions	(128)	(70)
Less: interest capitalised	129	99

Interest expense and other finance costs before exceptional items and remeasurements	(2,415)	(2,160)

Exceptional debt redemption costs	(73)	(33)
Net gains on derivative financial instruments and commodity contracts included in remeasurements	36	80

Exceptional items and remeasurements	(37)	47

Interest expense and other finance costs	(2,452)	(2,113)

Net finance costs	(1,128)	(1,108)

National Grid
2010/11 Full Year Results

5. Taxation

	2011	2010
	£m	£m

Tax before exceptional items, remeasurements and stranded cost recoveries	722	553
Exceptional tax on items not included in profit before tax (note 3)	(285)	41
Tax on other exceptional items, remeasurements and stranded cost recoveries	24	210
Tax on total exceptional items, remeasurements and stranded cost recoveries (note 3)	(261)	251

Total tax charge	461	804

Taxation as a percentage of profit before tax	%	%

Before exceptional items, remeasurements and stranded cost recoveries	29.2	28.0
After exceptional items, remeasurements and stranded cost recoveries	17.6	36.7

The tax charge for the year can be analysed as follows:

	£m	£m

United Kingdom
Corporation tax at 28%	168	197
Corporation tax adjustment in respect of prior years	(161)	(31)
Deferred tax	53	259
Deferred tax adjustment in respect of prior years	(43)	(5)

	17	420

Overseas
Corporate tax	105	74
Corporate tax adjustment in respect of prior years	(2)	(364)
Deferred tax	393	279
Deferred tax adjustment in respect of prior years	(52)	395

	444	384

Total tax charge	461	804

Adjustments in respect of prior years include a £207m corporation tax credit (2010: £76m charge) and a £44m deferred tax charge (2010: £1m) that relate to exceptional items, remeasurements and stranded cost recoveries.

National Grid
2010/11 Full Year Results

6. Earnings per share
(a) Basic earnings per share

		Earnings		Earnings
	Earnings	per share	Earnings	per share
	2011	2011	2010	2010*

	£m	pence	£m	pence

Adjusted basic	1,747	51.7	1,418	49.5
Exceptional items after tax	(16)	(0.5)	(270)	(9.4)
Remeasurements after tax	219	6.5	17	0.6
Stranded cost recoveries after tax	209	6.2	221	7.7

Basic	2,159	63.9	1,386	48.4

		millions		millions*

Weighted average number of shares – basic		3,378		2,864

(b) Diluted earnings per share

		Earnings		Earnings
	Earnings	per share	Earnings	per share
	2011	2011	2010	2010*

	£m	pence	£m	pence

Adjusted diluted	1,747	51.4	1,418	49.3
Exceptional items after tax	(16)	(0.5)	(270)	(9.4)
Remeasurements after tax	219	6.5	17	0.6
Stranded cost recoveries after tax	209	6.2	221	7.7

Diluted	2,159	63.6	1,386	48.2

		millions		millions*

Weighted average number of shares – diluted		3,397		2,877

* Restated to reflect the impact of the bonus element of the rights issue and as a result of the additional shares issued as scrip dividends.
7. Rights issue
On 14 June 2010, the Company raised £3.2bn (net of expenses of £105m) through a rights issue of 990m new ordinary shares at 335 pence each on the basis of 2 new ordinary shares for every 5 existing ordinary shares. The issue price represented a discount of 44% to the closing ex-div share price on 19 May 2010, the announcement date of the rights issue.
The structure of the rights issue initially gave rise to a merger reserve under section 612 of the Companies Act 2006 representing the net proceeds of the rights issue less the nominal value of the new shares issued. Following the receipt of the cash proceeds through the structure, the excess of the net proceeds over the nominal value of the share capital issued has been transferred from the merger reserve to retained earnings.
The discount element inherent in the rights issue is treated as a bonus issue of 353m shares. Earnings per share data have been restated for all comparative periods presented, by adjusting the weighted average number of shares to include the impact of the bonus shares. For comparability, dividends per share are also presented after taking account of the bonus element of the rights issue, in note 8.

National Grid
2010/11 Full Year Results

8. Dividends
The following table shows the actual dividends paid to equity shareholders:

	2011	2011	2011	2010	2010	2010
			settled			settled
	pence	Total	via scrip	pence	Total	via scrip
	per share	£m	£m	per share	£m	£m

Interim - year ended 2011	12.90	451	65	-	-	-
Final - year ended 2010	24.84	613	141	-	-	-
Interim - year ended 2010	-	-	-	13.65	336	68
Final - year ended 2009	-	-	-	23.00	557	137

	37.74	1,064	206	36.65	893	205

For comparability purposes the table below presents rebased dividends per share after taking account of the impact of the rights issue:

	2011	2011	2011	2010	2010	2010
	pence	impact	pence	pence	impact	pence
	per share	of rights	per share	per share	of rights	per share
	(actual)	issue	(rebased)	(actual)	issue	(rebased)

Interim - year ended 2011	12.90	-	12.90	-	-	-
Final - year ended 2010	24.84	(3.10)	21.74	-	-	-
Interim - year ended 2010	-	-	-	13.65	(1.71)	11.94
Final - year ended 2009	-	-	-	23.00	(2.87)	20.13

	37.74	(3.10)	34.64	36.65	(4.58)	32.07

The Directors are proposing a final dividend for 2011 of 23.47p per share that will absorb approximately £824m of shareholders’ equity (assuming all amounts are settled in cash). It will be paid on 17 August 2011 to shareholders who are on the register of members at 3 June 2011 and a scrip dividend will be offered as an alternative, subject to shareholders’ approval at the Annual General Meeting.
9. Reconciliation of net cash flow to movement in net debt

	2011	2010
	£m	£m

Decrease in cash and cash equivalents	(346)	(28)
Increase/(decrease) in financial investments	1,577	(805)
Decrease in borrowings and related derivatives (i)	1,763	499
Net interest paid on the components of net debt	1,011	999

Change in net debt resulting from cash flows	4,005	665
Changes in fair value of financial assets and liabilities and exchange movements	690	865
Net interest charge on the components of net debt	(1,228)	(996)
Reclassified as held for sale	9	-
Other non-cash movements	(68)	-

Movement in net debt (net of related derivative financial instruments) in the year	3,408	534
Net debt (net of related derivative financial instruments) at start of year	(22,139)	(22,673)

Net debt (net of related derivative financial instruments) at end of year	(18,731)	(22,139)

(i) The decrease in borrowings and related derivatives for the year ended 31 March 2011 comprises proceeds from loans received of £0.8bn (2010: £1.9bn) less payments to repay loans of £2.9bn (2010: £2.3bn) and movement in short-term borrowings and derivative settlements of £0.3bn (2010: £(0.1)bn).

National Grid
2010/11 Full Year Results

10. Net debt

	2011	2010
	£m	£m

Cash and cash equivalents	384	720
Bank overdrafts	(42)	(29)

Net cash and cash equivalents	342	691
Financial investments	2,939	1,397
Borrowings (excluding bank overdrafts)	(23,156)	(25,095)

	(19,875)	(23,007)

Net debt related derivative financial assets	1,738	1,742
Net debt related derivative financial liabilities	(594)	(874)

Net debt (net of related derivative financial instruments)	(18,731)	(22,139)

11. Commitments and contingencies

	2011	2010
	£m	£m

Future capital expenditure contracted for but not provided	1,614	1,738
Operating lease commitments	795	926
Energy purchase commitments (i)*	3,543	3,948
Guarantees and letters of credit (a)	762	1,189

* Comparatives have been restated to present items on a basis consistent with the current year classification.
(i) Commodity contracts that do not meet the normal purchase, sale or usage criteria and hence are accounted for as derivative contracts are recorded at fair value and incorporated in other non-current assets, trade and other receivables, trade and other payables and other non-current liabilities. At 31 March 2011 these amounted to net liabilities of £109m (2010: £222m).
(a) Guarantees and letters of credit

	2011	2010
	£m	£m

Guarantee of sublease for US property (expires 2040)	328	377
Letter of credit and guarantee of certain obligations of BritNed Interconnector (expire 2011)	36	374
Guarantees of certain obligations of Grain LNG Import Terminal (expire up to 2028)	139	164
Other guarantees and letters of credit (various expiry dates)	259	274

	762	1,189

National Grid
2010/11 Full Year Results

11. Commitments and contingencies continued
(b) Litigation and claims
Metering competition investigation
As previously reported, on 25 February 2008 the Gas and Electricity Markets Authority (GEMA) announced it had decided we breached Chapter II of the Competition Act 1998 and Article 82 (now Article 102) of the Treaty of the Functioning of the European Union and fined us £41.6m. Following appeals, the Competition Appeal Tribunal reduced the fine to £30m and the Court of Appeal further reduced the fine to £15m. On 22 March 2010, we applied to the Supreme Court for leave to appeal the Court of Appeal’s judgement. On 28 July 2010, the Supreme Court denied our application and this ends the legal process. The £15m fine was paid to GEMA on 1 April 2010.
Gas Distribution mains replacement investigation
As previously reported, in October 2008 we informed Ofgem that mains replacement activity carried out by the UK Gas Distribution business may have been inaccurately reported. Ofgem has now concluded its investigation and, following the reaching of a settlement between Ofgem and National Grid Gas plc, on 6 January 2011 Ofgem announced its proposed decision to impose a penalty of £8m and to find National Grid Gas plc in breach of certain obligations in respect of the reporting of mains replacement data. Ofgem also stated that the penalty would have been higher had it not been for the cooperation and corrective action by National Grid Gas plc. On 10 March 2011, following the end of the period in which representations could be made, Ofgem wrote to National Grid Gas plc to confirm its decision. On 13 May 2011, we received the Final Penalty Notice and must pay the penalty by 27 June 2011.
KeySpan class actions
Two putative class actions were commenced against KeySpan and Morgan Stanley, one in a New York state court and one in the federal court. The claims are based on allegations that the financial swap transaction between KeySpan and Morgan Stanley dated 18 January 2006 caused customers of Consolidated Edison, Inc. to overpay for electricity between May 2006 and February 2008. We believe that both complaints and their allegations are without merit and we have applied to have both actions dismissed. Our application for dismissal in the federal court was granted on 22 March 2011 but the plaintiffs may still appeal.
12. Businesses held for sale
During the year, our EnergyNorth gas business and Granite State electricity business in New Hampshire were reclassified as businesses held for sale in the expectation that they will be disposed of during the year ending 31 March 2012. The results of these businesses have not been separately disclosed from those of continuing operations as they do not constitute a separate major line of business or geographical area of National Grid’s operations.
13. Exchange rates
The consolidated results are affected by the exchange rates used to translate the results of our US operations and US dollar transactions. The US dollar to pound sterling exchange rates used were:

	2011	2010

Closing rate applied at year end	1.61	1.52
Average rate applied for the year	1.57	1.58

National Grid
2010/11 Full Year Results

14. Related party transactions
The following material transactions with related parties were in the normal course of business. Amounts receivable from and payable to related parties are due on normal commercial terms.

	2011	2010
	£m	£m

Sales: Services and goods supplied to a pension plan and joint ventures	11	5
Purchases: Services and goods received from joint ventures (i)	84	73
Interest income: Interest receivable on loans with joint ventures	2	1

Receivable from a pension plan and joint ventures	2	1
Loan to joint venture (ii)	-	23
Payable to joint ventures	8	6

Dividends received from joint ventures (iii)	9	18

(i) During the year the Company received services and goods from a number of joint ventures, including Iroquois Gas Transmission System, LP of £40m (2010: £38m) and Millennium Pipeline Company, LLC of £28m (2010: £26m) for the transportation of gas in the US.
(ii) Following a decision in August 2010 to cease investing in Blue-NG Limited (a joint venture), an impairment charge was recorded against the carrying value of the investment, together with provision against recovery of loans from National Grid to Blue-NG of £30m (2010: £23m) and associated interest receivable. For further details see note 3.
(iii) Dividends were received from Iroquois Gas Transmission System, LP of £9m (2010: £17m).